UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Telefônica” or “Company”), in the form and purposes of CVM Resolution No. 44/2021, as amended, as well as CVM Resolution No. 78/2022, comes to the public to inform to its shareholders and to the market in general that, in this date, its Board of Directors approved the terms and conditions of the incorporation, by the Company, of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., a special purpose company acquired from Oi S.A. – under Judicial Recovery on April 20, 2022 (“Garliava”), as per the Material Fact released on the same date, being currently wholly owned by the Company (“Incorporation”), as well as the proposal to call the Company's Extraordinary Shareholders' Meeting to be held on February 1, 2023 (“Meeting”), to deliberate on said Incorporation.

1.       Companies involved in the operation and brief description of the activities performed by them.

This is an Incorporation involving the Company and Garliava, a company currently wholly owned by Telefônica, as described below. The current simplified corporate structure is as follows:

The Company is a publicly traded corporation whose main purpose is to provide telecommunications services and carry out activities necessary or useful for the performance of these services.

Garliava, in turn, is a privately held corporation whose main purpose is the provision of telecommunications services, especially the provision of personal mobile service - SMP and multimedia communication service - SCM

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

2.       Description and purpose of the operation.

The operation to be submitted to the Meeting consists of the Incorporation of Garliava into the Company, which will be carried out on the Effective Date (as defined below) through the transfer, to the Company, of the entirety of Garliava's shareholders' equity, evaluated based on its book value on October 31, 2022 (“Base Date”) for the amount of R$84,165,098.62 (eighty-four million, one hundred and sixty-five thousand, ninety-eight reais and sixty-two cents), pursuant to the appraisal report valuation of Garliava's shareholders' equity prepared by PriceWaterhouseCoopers Auditores Independentes Ltda., registered with CNPJ/ME under No. 61.562.112/0001-20, registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5 (“Appraisal Report”).

Considering that Garliava is fully owned by the Company and, therefore, the interest in Garliava with all that it represents is included in the Company's equity, the Incorporation will not result in an increase in the capital stock or in the issuance of new shares of the Company. As a result of the Incorporation, Garliava will be extinguished and succeeded by the Company in all its rights and obligations on the Effective Date (as defined below), pursuant to article 227 of Law No. 6.404, of December 15, 1976, as amended ( “Corporation Law”), and the shares issued by Garliava will be canceled and extinguished, as permitted by article 226, paragraph 1 of the Corporation Law, with no replacement of shares issued by Garliava by shares issued by the Company. The Incorporation will not entail any change in the shareholding structure, in the capital stock and in the Company's Bylaws.

The purpose of the Incorporation is to simplify the Company's corporate structure, eliminate overlapping authorizations for exploring the SMP service, as well as standardize the provision of services provided by the companies involved, and will also provide for the concentration of activities related to the provision of personal mobile telecommunications services in a single company, Telefônica.

3.       Main benefits, costs, and risks of the operation

Given that Telefônica and Garliava provide the same personal mobile telephony services, the concentration of the provision of these telecommunication services in Telefônica, on the Effective Date (as defined on item 10 below), will simplify the corporate structure of Telefônica, as well as result in the consequent optimization of operating costs and efficient allocation of investments due to the integration of incorporated asset.

As intended with the Company's acquisition of a controlling shareholding position in Garliava, the Incorporation will make it possible for the Company to reinforce its position in a key market and improve the coverage and quality of services provided to customers.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

Considering that Garliava is wholly owned by the Company, the Incorporation does not involve relevant costs, as well as there are no relevant risk factors related to the Incorporation.

4.       Share exchange ratio.

Considering that there are no non-controlling shareholders in Garliava, since it is currently wholly owned by the Company, there is no need to talk about the exchange of shares issued by Garliava for shares issued by the Company.

5.        Criterion for fixing the exchange ratio.

Not applicable.

6.        Main assets and liabilities that will form each portion of equity, in case of spin-off.

Not applicable.

7.       Calculation of the share exchange ratio, pursuant to article 264 of Law No. 6.404, of 1976.

Considering that the Incorporation does not entail changes in the participation of Telefônica's shareholders, since Garliava is currently wholly owned by Telefônica, there is no need to talk about the exchange ratio of minority shares of the Incorporated Company by shares issued by the Company, nor therefore, as consequence, there are interests of minority shareholders to be protected, with the provisions of article 264 of the Corporation Law remaining inapplicable according to the understanding of the Superintendence of Relations with Companies – SEP.

8.       Applicability of withdrawal rights and reimbursement amounts.

Considering that there are no minority shareholders of Garliava, as it is currently wholly owned by the Company, there is no need to talk about dissent and exercise of withdrawal rights by minority shareholders of Garliava, as provided for in articles 136, IV, and 137 of the Corporation Law.

9.       Authorities’ approval.

The effectiveness of the Incorporation depends on obtaining prior consent from ANATEL and other suspensive conditions indicated below.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

10.       Other relevant information.

The Incorporation depends on obtaining prior consent from ANATEL and the conclusion of operational procedures related to the systems integration. In view of this, the effectiveness of the meeting's resolution will be conditioned to the new resolution of the Board of Directors of Telefônica, in a meeting to be held especially for this purpose, to verify the occurrence of said conditions ("Suspensive Conditions"), when then, the Incorporation will become effective (“Effective Date”).

The documents necessary for the deliberation at the Meeting regarding the Incorporation in question are available to shareholders at the Company's headquarters, and may also be consulted on the websites of the Brazilian Securities Commission – CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (www.telefonica.com.br/ri).

São Paulo, December 16, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 16, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director